Exhibit 99.5
NEWS RELEASE
22 January 2007
Wolseley plc
Pre-Close Period Trading Statement for five months to 31 December 2006
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues its regular trading statement for the five months to 31 December 2006, prior to entering its close period. The interim results for the six months ending 31 January 2007 are due to be announced on 19 March 2007.
Overview
As indicated in the Group’s AGM statement on 29 November 2006, the Group has been affected by the continuing slowdown in the housing market and lower lumber prices in the USA. For the five months ended 31 December 2006, the effect of these factors has been partially offset by good organic revenue growth in the US plumbing and heating business (Ferguson), an improved performance in continental Europe and the contribution from acquisitions.
After currency translation and including the effect of acquisitions, Group revenue for the five months to 31 December 2006 was up by around 15%, including around 3% organic growth. Trading profit for the same period was slightly lower. In constant currency, revenue and trading profit would have been around 5% higher.
The Group’s trading margin for the five month period is lower than the equivalent period in the prior year primarily due to the lower margins in North America and Wolseley UK, commodity price gains last year which were not repeated and additional investments in the business to position the Group for further growth.
Group profit before tax and before amortisation of acquired intangibles for the five months to 31 December 2006 was around 14% lower after reflecting certain one-off costs and a higher interest charge relating to the recent acquisition spend and increased interest rates.
Further details of market conditions in each of the Group’s business segments are set out below.
North America
In North America, revenue in the five months to 31 December 2006 in sterling, including acquisitions, increased by around 2% compared to the corresponding period in the prior year. Trading profit was down by around 15%, after charging one off costs relating to headcount reductions and branch closures.
In the USA, new housing starts have fallen more sharply than originally expected, but the repairs and remodelling market (“RMI”) and the commercial and industrial sectors continue to hold up. Aggregate local currency revenue from the Group’s US businesses was around 10% higher and US trading profit was down by around 8%.

US Dollar weakness has led to an 8% adverse currency translation impact when US trading profits are reported in sterling.
The US plumbing operations (Ferguson) produced good growth, albeit at a slower rate, with revenue in local currency for the five months to 31 December 2006 up by more than 15%. Organic growth was nearly 10%. Trading profit was up by around 10% on the equivalent period in the prior year. The slightly lower trading margin reflects the lower level of commodity price inflation, the initial effect of acquisitions and the effects of the weakening new residential markets which has necessitated headcount reductions of around 500 people in the softer markets.
At Stock Building Supply (“Stock”), local currency revenue and trading profit have also been impacted by the continued slowdown in the new residential market resulting in increased price competition and also by the significantly lower lumber and structural panel prices. Housing starts in the USA have fallen from an average annual rate of 2.1 million for the five months to 31 December 2005 to 1.6 million in the comparable period in 2006. There continues to be significant regional variations. Lumber and structural panel prices, which when combined account for around 45% of Stock’s revenues, have fallen by 22% and 35%, respectively. Including the impact of acquisitions, local currency revenue for the first five months of the current financial year was slightly down. Organic sales volumes were down by around 9% compared to the 22% decline in average housing starts. Trading profit was down by around 45%, after charging one off costs of around $11 million relating to 22 branch closures and headcount reductions of around 3,500. The cost base will continue to be kept under review in response to changing market conditions.
In Canada, business from the exploration industries in Western Canada has slowed as a result of warmer weather, lower gas prices and higher inventory levels. Against this background, Wolseley Canada achieved modest revenue and trading profit growth compared to the equivalent period in the prior year.
Europe
In Europe, revenue in sterling, including acquisitions, increased by around 40% in the five months to 31 December 2006, whilst trading profit was up by around 25%. Excluding DT Group, European revenues and trading profit were up by more than 15% and around 5%, respectively.
Wolseley UK, including Ireland, achieved revenue growth of around 20%, including double digit organic growth, reflecting generally improving trading conditions across most brands. Trading profit was only slightly up. The trading margin was lower as a result of more aggressive pricing and additional investments in people and facilities, including the new national distribution centre in Leamington Spa.
In France, government tax incentives continue to underpin growth in the new residential market, but repairs, maintenance and improvement (“RMI”), the principal driver of both Brossette and PBM, continues to show only modest growth. PBM achieved revenue growth in excess of 15%, approximately half of which was organic and also improved its trading margin, after adjusting for one-off items in the corresponding period in the prior year. Against the background of ongoing restructuring, Brossette produced a much improved performance with organic revenue growth in excess of 5% and trading profit up by nearly 10% on a comparable basis. This restructuring will continue into 2007/8, principally in relation to its distribution network.

Trading in the Nordic region by DT Group in its first three months of Wolseley ownership was encouraging and continued to exceed expectations at the time of acquisition.
Central Europe showed strong revenue growth, despite most markets remaining broadly flat. Overall, in sterling, revenue in Central Europe was up around 20% with the majority being organic growth and the trading margin also improved. The businesses in Switzerland and the Netherlands continued to show particularly good growth.
Financial
Group gearing, as at 31 December 2006, of around 95.6% at current exchange rates compares to 75.2% at 31 July 2006. The higher gearing reflects acquisition spend and a higher level of capital expenditure, partly offset by the share placing of £655 million on 25 September 2006 and strong operating cash flow. In the first five months to 31 December 2006, a total of 29 bolt on acquisitions have been completed for an aggregate consideration of approximately £328 million. These 29 acquisitions are expected to add approximately £560 million to Group revenue in a full year. In addition, on 25 September 2006, the Group completed the acquisition of DT Group for an estimated consideration of £1,353 million which brings aggregate acquisition spend for the year to £1,681 million.
Outlook
In the USA, the housing market is expected to continue to remain soft for the next several months, but with significant regional variations. As the year progresses, the relative performance of Stock should improve as the housing starts and lumber/panel price comparators become more favourable and the benefits of the cost reduction programme are realised. The RMI and commercial and industrial markets are expected to continue to hold up. Ferguson should increase its market share and achieve good levels of organic revenue growth, albeit at a more modest rate than the first five months. Where there are signs of slowing residential markets, action will continue to be taken to reduce the cost base.
In the UK, the gradual improvement in the RMI and housing markets is expected to be maintained, although it is too early to assess whether recent interest rate increases may have an adverse impact on consumer and housing related expenditure. Growth in the French RMI market is likely to remain modest, although sales trends are expected to continue to improve. The outlook for the markets in which DT Group operates remain positive. The Central European operations are expected to continue to progress well.
The Board remains confident of the Group’s ability to outperform the markets in which its principal businesses operate. The Group has initiated a substantial review of its cost base, the benefits of which will increasingly materialise in the second half and will reinforce the Group’s plans for future margin growth. Although the uncertainties relating to the future direction of the US housing market are likely to remain throughout the second half, the Board currently expects the Group to make progress for the financial year as a whole.

Chip Hornsby, Group Chief Executive of Wolseley, said:
“The Group continues to outperform in most of its principal markets. The current actions being taken to adjust the operational cost base, whilst continuing to invest in the business, will position the Group for sustained growth and margin improvement.”
Exchange Rates
The average profit and loss account translation rate for the first five months was $1.91 to the £1 compared to $1.76 for the comparable period last year, a fall of 8.1%, and €1.48 to the £1 compared to €1.46, a fall of 1.3%.
Trading profit, a term used throughout this announcement, is defined as operating profit before amortisation of acquired intangibles. Trading margin is the ratio of trading profit to sales stated as a percentage.
There will be an analyst/investor meeting today at 9.30 a.m. taking place at UBS, 1 Finsbury Avenue, London, EC2.
A dial-in facility will be available for this meeting:

UK Toll Free dial-in	0800 032 3808
International dial-in	+44 (0)207 3651855
ID	Wolseley
Slides to accompany the call will be available from 09.15 a.m. on www.wolseley.com.
A replay facility will be available until 31st January 2007 by dialling:

UK Toll Free	0800 559 3271
International	+44 (0)20 7365 1827
US Toll Free	+1 866 239 0765
US Toll	+1 718 354 1112
Replay Passcode	4791040#

ENQUIRIES:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187
John English	001 513 771 9000
Vice President, Investor Relations, North America	001 513 328 4900
Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad
Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 79,000 employees operating in 27 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico and Barbados. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
- ENDS -